SECU[I] SION

10026006

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 22948

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centennial Asset Management Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6803 South Tucson Way
(No. and Street)

Centennial (City) CO (State) 80112-3924 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Abbuhl (303) 768-2896
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, Suite 2700 (Address) Denver (City) (State) 80202-3499 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 16 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JA
3/2

OATH OR AFFIRMATION

I, Tim Abbuhl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centennial Asset Management Corporation, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me
this 1st day of February, 2010.
My commission expires May 6, 2013.

Notary Public

Signature

Treasurer

Title

SHELEIGH J. MICKLE NOTARY PUBLIC STATE OF COLORADO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTENNIAL ASSET MANAGEMENT CORPORATION
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Table of Contents

Independent Auditors' Report

The Board of Directors
Centennial Asset Management Corporation:

We have audited the accompanying statement of financial condition of Centennial Asset Management Corporation (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Centennial Asset Management Corporation (a wholly owned subsidiary of OppenheimerFunds, Inc.) as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP

Denver, Colorado
February 5, 2010

CENTENNIAL ASSET MANAGEMENT CORPORATION
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2009

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	7,279
Deferred income taxes		154
Investments		109
Total assets	$	7,542
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	6
Payable to affiliate		51
Income taxes payable		1,196
Total liabilities		1,253
Shareholder's equity:		
Preferred stock – nonvoting; $5 par and liquidation value. Authorized 60,000 shares; issued and outstanding 2,200 shares		11
Class A common stock – voting; no par value. Authorized 120,000 shares; issued and outstanding 24,010 shares		24
Class B common stock – nonvoting; no par value. Authorized 120,000 shares; issued and outstanding 26,490 shares		36
Additional paid-in capital		4,904
Retained earnings		1,314
Total shareholder's equity		6,289
Total liabilities and shareholder's equity	$	7,542

See accompanying notes to statement of financial condition.

(1) The Company and its Significant Accounting Policies

Centennial Asset Management Corporation (the Company), a Delaware corporation, is engaged in the business of organizing, promoting, and managing registered investment companies (hereafter referred to as Centennial funds). The Company is a wholly owned subsidiary of OppenheimerFunds, Inc. (OFI or Parent), which is a wholly owned subsidiary of Oppenheimer Acquisition Corporation (OAC), which is controlled by MassMutual Holding LLC (MassMutual). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 and is a registered investment adviser under the Investment Advisers Act of 1940, as amended.

During 2009, the Centennial funds' board of trustees approved the closing of the Centennial funds, and therefore the Company had no assets under management as of December 31, 2009. The Company is in the process of evaluating whether to deregister itself as an investment adviser and/or broker/dealer in 2010.

(a) Cash and Cash Equivalents

Cash on deposit and investments in money market mutual funds are considered cash equivalents.

(b) Investments

The Company's investments, consisting of equity securities, are classified as trading securities and are carried at fair value. Fair value is based on quoted market prices. The fair value of trading investments was $109 at December 31, 2009.

(c) Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, investments and accounts payable. The carrying value of the Company's cash equivalents and accounts payable approximate their fair values due to their short-term nature. The carrying value of the Company's investments designated as trading equals their fair value, which are based upon quoted prices in active markets.

(d) Income Taxes

Income taxes due to governmental taxing authorities are based on the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities.

The Company is included in a consolidated U.S. federal income tax return with MassMutual and MassMutual's eligible U.S. subsidiaries. The Company also files income tax returns in various states. The Company, MassMutual, and MassMutual's eligible subsidiaries and certain affiliates (the Parties) have executed and are subject to a written tax allocation agreement (the Agreement).

The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur. Further,

(Dollars in thousands)

the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2009 were the benefit associated with reserves for uncertain tax positions of $158 and unrealized gains on investments amounting to $4.

As of December 31, 2009, excluding liabilities related to unrecognized tax benefits, $28 was receivable for state income taxes and $750 was payable to MassMutual for consolidated federal income taxes.

Companies generally are required to disclose unrecognized tax benefits, which are the tax effect of uncertain positions taken on their tax returns, in order to provide users of financial statements more information regarding potential liabilities. A reconciliation of the Company's beginning and ending liability for unrecognized tax benefits is as follows:

Balance at January 1, 2009	$	452
Gross increases – tax positions in prior periods		22
Balance at December 31, 2009	$	474

As of December 31, 2009 the Company's liability for interest and penalties was $50.

Tax returns filed in previous years are subject to audit by various federal and state taxing authorities and as a result of such audits, additional tax assessments may be proposed. The following tax years remain open to income tax examination for each of the more significant jurisdictions where the Company is subject to income taxes: tax years 2006 and later remain open to U.S. federal income tax examination, tax years after 1999 remain open to income tax examination in New York State and New York City, and tax years after 1996 remain open to income tax examination in Colorado.

The Internal Revenue Service (IRS) recently completed its examination of the years 2004 and 2005. The IRS issued a Revenue Agent's Report which did not include any adjustments related to the Company for the years 2004 and 2005.

Based on current information available, the Company does not anticipate the total amount of unrecognized tax benefit to significantly increase or decrease within the next twelve months.

(e) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(Continued)

(Dollars in thousands)

(2) Related Parties

Several officers and directors of the Company were also shareholders of OAC while also serving as officers and directors or trustees of the mutual funds managed and distributed by the Company. At December 31, 2009, the Company has recorded a payable to OFI in the amount of $51.

In 2009, the board of directors of the Company declared and paid a cash dividend to OFI in the amount of $5,000.

(3) Shareholder's Equity

The following table summarizes the various series and classes of preferred stock that are authorized, issued, and outstanding as of December 31, 2009:

	Shares			
	Authorized	**Issued and outstanding**		**Amount**
Preferred stock – nonvoting; $5 par value:				
Series A	6,000	1,000	$	5.0
Series B	6,000	100		0.5
Series C	6,000	1,000		5.0
Series D	6,000	100		0.5
Series E through J	36,000	—		—
	60,000	2,200	$	11.0

In the event of dissolution or liquidation, the preferred shareholder is entitled to receive the liquidation value of $5 per share before any distributions are made to the common shareholder, in addition to any dividend declared but unpaid on any of the preferred stock.

(4) Net Capital Requirement

As a broker/dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital using the alternative standard appearing in paragraph (a)(1)(ii) of the Rule. Under this method, minimum capital is $250. At December 31, 2009, the Company had net capital of $5,880 which exceeded requirements by $5,630.

(5) Subsequent Events

The Company evaluated subsequent events through February 5, 2010, which is the date the statement of financial condition was available to be issued. There were no significant subsequent events that would require adjustments to or disclosure in the statement of financial condition.

Supplemental Report on Internal Control

The Board of Directors
Centennial Asset Management Corporation:

In planning and performing our audit of the statement of financial condition of Centennial Asset Management Corporation (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of statement of financial condition in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Denver, Colorado
February 5, 2010

KPMG

CENTENNIAL ASSET MANAGEMENT CORPORATION
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2009

(With Independent Auditors' Report and
Supplemental Report on Internal Control Thereon)

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a public document.